SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


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FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934


Date of report (Date of earliest event reported)  March 16, 2006


Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)


| Nevada | 0-7246 | 95-2636730 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |


120 Genesis Boulevard, Bridgeport, WV  26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

103 East Main Street, Bridgeport, WV    26330
Former Name or Former Address, if Changed Since Last Report

Explanatory Note

This Current Report on Form 8-K/A (Amendment No. 1) amends the Current Report on Form 8-K filed with the Securities and Exchange Commission (SEC) by Petroleum Development Corporation (the Company) on March 21, 2006.  The Compensation Committee of the Board of Directors of the Company (the Committee) has determined that when it granted stock options on March 16, 2006, it incorrectly set the option exercise price as of the close of trading on March 15, 2006, which reflected a price of $43.74 rather than the closing price on the date of grant, March 16, 2006, of $44.95 as required by its 2004 Long-Term Equity Compensation Plan.  The Committee has informed each of the four executive officers who received an options grant that the error will be corrected.  Each of the executive officers will file a corrected SEC Form 4, "Statement of Changes of Beneficial Ownership of Securities," to reflect the correction.  The Company hereby amends Items 1.01 in its entirety, with the only amendment being correcting the grant date exercise price from $43.74 to $44.95 and Item 9.01(d) to include an amended Form of Stock Option and Restricted Stock Agreement to reflect the amended exercise price.

Item 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On March 16, 2006, the Compensation Committee of the Board of Directors of Petroleum Development Corporation (the "Company") approved and the Board ratified the annual base salaries (effective as of January 1, 2006) of the Company's executive officers (which officers were determined by reference to the Company's proxy statement, dated May 2, 2005, for the Company's June 11, 2005 annual meeting of stockholders) after a review of performance and competitive market data. The following table sets forth the previous and new annual base salary levels of the Company's Named Executive Officers:

| NAME AND POSITION | YEAR | BASE SALARY |
|---|---|---|
| Steven R. Williams Chairman and Chief Executive Officer | 2006 2005 | $345,000 $318,000 |
| Thomas E. Riley President | 2006 2005 | $272,000 $252,000 |
| Eric R. Stearns Executive Vice President | 2006 2005 | $251,000 $231,000 |
| Darwin L. Stump Chief Financial Officer | 2006 2005 | $220,500 $210,000 |

The Compensation Committee of Petroleum Development Corporation has established 2006 grants for the executive officers of the Company (the Participants).  The grants are being awarded  pursuant to the terms of the Petroleum Development Corporation 2004 Long-Term Equity Compensation Plan that was approved by the shareholders of the Company at the June 11, 2004 Annual Meeting.

Awards will include non-qualified stock options (Options) and restricted stock (Shares).  Both the Options and Shares are scheduled to vest in the Participant over a four year period in equal annual installments of 25% of the total award on each successive anniversary of the grant date which was March 16, 2006.  The exercise price of the Options is the closing price of the Company's common stock on the grant date ($44.95 per share).  The total number of Options and Shares granted to each of the Participants is shown in the following table.

| Participant | Executive Position | Shares | Options |
|---|---|---|---|
| Steven R. Williams | Chairman and CEO | 9,348 | 7,517 |
| Thomas E. Riley | President | 6,141 | 4,939 |
| Eric R. Stearns | Executive VP | 5,441 | 4,375 |
| Darwin L. Stump | CFO and Treasurer | 4,381 | 3,523 |

Other restrictions and conditions of the grants include:

1. No Option may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, Options granted to a Participant shall be exercisable during his or her lifetime only by such Participant or the Participant's legal representative.
2. The Shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until vested. All rights with respect to the Shares granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant or the Participant's legal representative.
3. Options may not be exercised until vested, and will expire on March 16, 2016.
4. Participants will not have voting rights for non-vested restricted stock.
5. Participants will not be entitled to receive dividends for stock that has not vested nor for unexercised options.
6. Vesting of any unvested options and stock will be accelerated in the event of termination of employment resulting from the death or disability of the Participant.
7. Termination of employment for any reason other than death or disability will result in termination of the right of the Participant to any remaining, unvested rights to shares or options that have not yet vested.
8. In the event of a "Change in Control" as defined in the plan:
   a. Any and all Options granted will become immediately exercisable and will remain exercisable throughout their entire term.
   b. Any restriction periods and restrictions imposed on Shares will lapse.

With respect to withholding required upon the exercise of Options or upon the lapse of restrictions on Shares, or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold shares of company common stock having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction. All such elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

10.1 Form of Stock Option and Restricted Stock Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

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Petroleum Development Corporation

Date_ April 10, 2007_

By_ /s/ Darwin L. Stump_____
    Darwin L. Stump
    Chief Accounting Officer